77D(A)

ITS PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily (at least 80% of assets) in high-quality, long-term Ohio municipal obligations, including general obligation bonds, revenue bonds and industrial development bonds. High-quality, long-term Ohio municipal obligations are, for purposes of this Fund, considered to be obligations rated within the three highest rating categories, with maturities of 3 years or more. Shareholders will be provided with at least 60 days' prior notice of any change in this policy.

The Fund invests primarily in Ohio municipal obligations rated within the three highest rating categories. The Fund may also purchase Ohio municipal obligations and other securities rated within the 4 highest rating categories. If a security's rating is reduced below the 4 highest rating categories, the security will be sold. A security may also be sold due to changes in market conditions or the Sub-Advisor's outlook. The Fund may purchase unrated obligations that are determined to be of comparable quality.

The Fund has a fundamental investment policy that under normal circumstances at least 80% of the income it distributes will be exempt from federal income tax, including the alternative minimum tax, and Ohio personal income tax. This fundamental policy may not be changed without the approval of the Fund's shareholders.

The Fund will seek to maintain an average weighted maturity of more than 10 years, but may reduce its average weighted maturity to 10 years or below if warranted by market conditions. The Fund is non-diversified and may invest a significant percentage of its assets in the securities of a single issuer.

The Fund may invest more than 25% of its assets in municipal obligations within a particular segment of the bond market (such as housing agency bonds or airport bonds). The Fund may also invest more than 25% of its assets in industrial development bonds, which may be backed only by nongovernmental entities. The Fund will not invest more than 25% of its assets in securities backed by nongovernmental entities that are in the same industry.